SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                        No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the open letter to the employees of China Gas Holdings Limited in connection with the pre-conditional voluntary general offer for China Gas Holdings Limited, jointly made by ENN Energy Holdings Limited and China Petroleum & Chemical Corporation (the “Registrant”) on April 19, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offerors or China Gas nor is it a solicitation of any acceptance, vote or approval in any jurisdiction.

(incorporated in the Cayman Islands with limited liability)	(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2688)	(Stock Code: 386)

ANNOUNCEMENT

PRE-CONDITIONAL VOLUNTARY GENERAL OFFER FOR CHINA GAS HOLDINGS LIMITED

OPEN LETTER TO THE EMPLOYEES OF CHINA GAS

Following the publication of the joint announcement dated December 12, 2011 (the “Offer Announcement”) by ENN Energy Holdings Limited (“ENN Energy”) and China Petroleum & Chemical Corporation (“Sinopec Corp.”) (together known as the “Offerors” or “we” in this announcement) regarding the Offers, we understand that some employees of China Gas have expressed concerns about the Offers. In response to these concerns, we have written to the Board of Directors of China Gas (the “China Gas Board”) on multiple occasions to sincerely invite the China Gas Board, senior management and employee representatives of China Gas to meet with us directly to discuss the benefits which the Offers will bring to China Gas, its shareholders and employees and to better understand and address the employees’ concerns. However, the China Gas Board has not agreed to attend or arrange any such face-to-face meeting. In view of this, we have set out our rationale for the Offers and reiterated our future intention regarding employees in this announcement with a view to assisting China Gas employees to understand the Offers better and obtaining their support. We would also like to extend our open invitation to the China Gas Board, senior management and employee representatives of China Gas to discuss the Offers with us directly.

ENN Energy considers talent as the vital source of its competitiveness and a critical driver for its sustainable growth and development. Further learning and knowledge sharing is an important component of the corporate culture at ENN Energy. Sinopec Corp. has always believed in the utmost importance of employees to a business enterprise and that employees constitute the key to entrepreneurial success. Sinopec Corp. strives to safeguard the rights of its employees in accordance with applicable laws and supports their career development. Sinopec Corp. promotes team work and encourages its employees to actively participate in the company’s future development.

We recognize the efforts of China Gas’s employees and the contributions they have made to the company. We attach high importance to the maintenance of a stable team of employees. We believe that after successful completion of the Offers, China Gas will develop favorably and rapidly. This will provide ample opportunities for enhancing employees’ well-being and their future developments.

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and may or may not become unconditional. China Gas Shareholders, China Gas Optionholders and potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

Terms defined in the Offer Announcement shall have the same meanings when used in this announcement unless the context otherwise requires.

Dear Employees of China Gas,

Following the publication of the Offer Announcement dated December 12, 2011 by ENN Energy and Sinopec Corp. regarding the Offers, we understand that some employees of China Gas have expressed concerns about the Offers. In response to these concerns, we have written to the China Gas Board on multiple occasions to meet with us directly to discuss the benefits which the Offers will bring to China Gas, its shareholders and employees and to better understand and address the employees’ concerns. However, the China Gas Board has not agreed to attend or arrange any such face-to-face meeting. In view of this, we have set out our rationale for the Offers and reiterated our future intention regarding employees in this announcement with a view to assisting China Gas employees to understand the Offers better and obtaining their support. We would also like to extend our open invitation to the China Gas Board, senior management and employee representatives of China Gas to discuss the Offers with us directly.

We strongly believe we are the right partner for China Gas. ENN Energy has extensive experience in the management and operations of downstream natural gas businesses. Sinopec Corp. is the largest manufacturer and supplier of petroleum products and major petrochemical products in China. Each of us has established favorable track records of financial performance and corporate governance. We plan to maintain the separate listing status of China Gas upon completion of the Offers, and will actively develop China Gas’s major businesses in order to promote the continuous growth of China Gas.

ENN Energy and Sinopec Corp. are confident that we will bring effective management to China Gas by leveraging our respective expertise and operational experience. After completion of the Offers, we will further enhance the efficiency of the business operations of China Gas, with consensus between ENN Energy and Sinopec Corp. on critical decisions relating to the future strategy and development of the business. Capitalizing on the existing strengths of China Gas, we will also seek to release synergies and cultivate a fresh corporate image after completion of the Offers.

ENN Energy considers talent as the vital source of its competitiveness and a critical driver for its sustainable growth and development. Further learning and knowledge sharing is an important component of the corporate culture at ENN Energy. Sinopec Corp. has always believed in the utmost importance of employees to a business enterprise and that employees constitute the key to entrepreneurial success. Sinopec Corp. strives to safeguard the rights of its employees in accordance with applicable laws and supports their career development. Sinopec Corp. promotes team work and encourages its employees to actively participate in the company’s future development.

We recognize the efforts of China Gas’s employees and the contributions they have made to the company. We attach high importance to the maintenance of a stable team of employees. Other than the corresponding arrangements in relation to the China Gas Board and senior management as contemplated in the Consortium Agreement (Please refer to the section headed “The Consortium Agreement” in the Offer Announcement for the principal terms of the Consortium Agreement), we do not intend to make any material changes to the existing employment of the employees of the China Gas Group following completion of the Offers. We advocate and practice optimal utilization of our employees’ experience and knowledge and as such, will motivate the existing employees of the China Gas Group to fully exploit their potential and capability, create value, grow with the company and share the benefits of its future success.

We will, as always, strictly comply with the Labour Law of China and the relevant rules, regulations and policies. We will comply with the employment contracts and relevant agreements between the China Gas Group and its employees, fulfill our corporate obligations and properly handle issues relating to the well-being of China Gas Group’s employees.

Based on these principles and the respective competitive advantages of ENN Energy and Sinopec Corp., we believe that the Offers are beneficial not only to the country, society, China Gas and its shareholders, but also to the employees of the China Gas Group as a whole. We believe that after successful completion of the Offers, China Gas will develop favorably and rapidly. This will provide ample opportunities for enhancing employees’ well-being and their future developments.

ENN Energy and Sinopec Corp. sincerely wish to assist China Gas’s employees to better understand the Offers in order to obtain their support. Further, we look forward to an opportunity to directly discuss the Offers with the China Gas Board, senior management and employee representatives of China Gas, who are always welcome to contact us or our Financial Adviser to arrange a meeting. The contact details of our Financial Adviser are as follows:

Email address: consortium.enquiry@citi.com

Hong Kong, April 19, 2012

By order of the Board of Directors of	By order of the Board of Directors of
ENN Energy Holdings Limited	China Petroleum & Chemical Corporation
Cheng Chak Ngok	Chen Ge
Executive Director and Company Secretary	Secretary to the Board of Directors

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and may or may not become unconditional. China Gas Shareholders, China Gas Optionholders and potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

The directors of ENN Energy jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Sinopec Corp. and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to ENN Energy and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by ENN Energy and its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this notice, the board of directors of ENN Energy comprises 12 directors, of whom Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli and Wang Dongzhi are executive directors, Zhao Baoju, Jin Yongsheng are non-executive directors, Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau are independent non-executive directors.

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua # , Wang Zhigang # , Cai Xiyou # , Cao Yaofeng*, Li Chunguang*, Dai Houliang # , Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+  and Wu Xiaogen+.

#           Executive Director

*          Non-executive Director

+           Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: April 20, 2012